Tower One Wireless Corp
600 – 535 Howe Street
Vancouver, BC V6C 2Z4
Canada

TOWER ONE ANNOUNCES FILING OF ITS 4Q-19
AND YEAR 2019 ANNUAL REPORT

June 18, 2020 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) filed its financial results for the fourth quarter of 2019 and full year ended December 31, 2019, and the related Management’s Discussion and Analysis; details of which are available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com

Highlights year 2019:

•	Revenue increased to CAD$ 5,413,594 for the year 2019 as compared to CAD$ 1,556,742 from previous year representing a 248% increase year over year.
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Revenue increase is a result of (i) additional towers that started to provide service, (ii) increased collocations on existing towers and (iii) the sale of 22 towers in Colombia which were partially offset with lower service revenue:

•	63 new towers were put into operations with additional 13 new collocations.
•	The Company signed 2 (two) new MLA’s with DirecTV (Colombia and Argentina).
•	22 towers were sold in 2019 to an international tower company and 9 towers were sold during the first quarter of 2020. Proceeds were used to repay debt and fund new tower construction activity.
•	During the year 2019, the Company renegotiated the terms of its financial debt, reducing the cost and extending its term.
•	Tower construction activity increased as the Company entered into a Development Agreement for the construction of up to 150 towers.

Financial Highlights of the Full Year of 2019:

The Company's business performance is improving  after business transformation initiatives over the past year. During 2019 we saw organic growth in the revenue from its core businesses which was further improved by increased revenue corresponding to the sale of towers.

To enhance the Company’s ability to provide quality service to its customers and to leverage on the expertise in managing construction crews efficiently, during 2019 the Company entered into a 50% joint venture with an international operator that has experience running crews and installing Ericsson and Nokia equipment in Latin America. The joint venture allows management to focus on the core build to suit tower construction business while we capture the potential of the 5G roll-out in US. (TCTS-Business Unit)

The Company recorded total revenue of CAD$5,413,594 in 2019, a year over year increase of 247.8%. Gross Profit for the year 2019 was CAD$2,534,048 representing a year over year increase of 62.8%.

The improvement in our net loss is mainly due to the increase of the company´s revenues, a decrease in maintenance and operations expenses which were partially offset by an increase in office, miscellaneous and professional fees.

Tower One Wireless Corp
600 – 535 Howe Street
Vancouver, BC V6C 2Z4
Canada

Outlook:

Mr. Alejandro Ochoa, CEO of Tower One, said, "To enhance Tower One's profitability we initiated a number of initiatives oriented to focus on our core business and prepare for the increased business opportunities that we are chasing. During 2019 we completed a number of actions that equipped Tower One with a more robust business positioning to capture increased business opportunities.

We plan to devote our energy towards markets with stronger demand and more stable economic and market outlook. Shifting our focus to the BTS core business and our Colombia and Mexico markets is set to grow rapidly in the coming years.

Looking ahead to 2020 and although the COVID-19 outbreak has had an impact in the construction activity and the world's capital markets, it also proved the resilience of our core business servicing investment grade customers under long-term contracts that provides a predictable stream of recurring revenue.

About Tower One
Tower One Wireless Corp.’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS
Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s anticipation of strong market demands for its BTS towers in 2020 and thereafter. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.

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